 For Immediate Release
Investor Contacts:
KCSA Strategic Communications
Jeffrey Goldberger / Yemi Rose
+1 212.896.1249 / +1 212.896.1233
jgoldberger@kcsa.com / yrose@kcsa.com

Cascal N.V. Completes Two New Acquisitions in Chile
_ _ _

Acquisitions increase Cascal’s presence in Chile to nearly 500,000 residents

London, U.K., June 30, 2008 - Cascal N.V. (NYSE: HOO) (“the Company”), a leading provider of water and wastewater services in seven countries, today announced that it has acquired 100 percent of the Servicomunal and Servilampa companies located immediately to the north of Santiago, Chile. These two new businesses operate perpetually held, regulated water and wastewater concessions and will be progressively combined with Cascal’s existing operations to provide greater efficiencies.

Over the initial 3 years, Cascal expects these acquisitions to achieve revenues rising from approximately $6 million to approximately $8 million and EBITDA margins improving from approximately 40 percent to approximately 50 percent. Cascal funded these acquisitions by utilizing approximately $22 million from its existing corporate debt facility.

With a combined 23,000 connections, the Servicomunal and Servilampa companies serve a population of approximately 100,000, mainly in the municipality of Colina. The newly acquired businesses provide an opportunity for Cascal to combine operationally its Santiago-based businesses, with shared management, accounting systems, payroll, billing and repair crews.

Cascal Chief Executive Officer, Stephane Richer, commented, “These new acquisitions increase our project footprint in a region that we consider to have excellent growth potential. The size and location of the new business units will also enable synergies with our existing operations in Santiago and lead to improved margins. We have carefully evaluated these acquisitions, and we are confident they will complement our existing project portfolio.”

During the last three years, the municipality of Colina, located in the northern part of the Santiago Metropolitan Region, has become a strategic expansion zone for Santiago. Highlights of the development master plan project the municipality of Colina as the main growth area for housing, schools and industry.

About Cascal N.V.

Cascal provides water and wastewater services to its customers in seven countries: the United Kingdom, South Africa, Indonesia, China, Chile, Panama and The Philippines. Cascal's customers are predominantly homes and businesses representing a total population of approximately 3.6 million.

Forward-looking statements

This release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are not guarantees of future performance. There are important factors, many of which are outside of our control, that could cause actual results to differ materially from those expressed or implied by such forward-looking statements including: general economic business conditions, unfavorable weather conditions, housing and population growth trends, changes in energy prices and taxes, fluctuations with currency exchange rates, changes in regulations or regulatory treatment, changes in environmental compliance and water quality requirements, availability and the cost of capital, the success of growth initiatives, acquisitions and our ability to successfully integrate acquired companies and other factors discussed in our filings with the Securities and Exchange Commission, including under Risk Factors in our Form 20-F for the fiscal year ended March 31, 2008, filed with the SEC on June 25, 2008. We do not undertake and have no obligation to publicly update or revise any forward-looking statement.

# # #